

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 12, 2024

<u>**VIA EMAIL**</u>

John.Lively@Practus.com

John G. Lively
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, Kansas 66211

Re: <u>ETF Opportunities Trust, et al.; File No. 803-00273</u>

Dear Mr. Lively:

By Form APP-WD filed with the Securities and Exchange Commission on November 6, 2024, you requested the above-captioned application, filed on October 23, 2024, and amended on November 4, 2024, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Branch Chief
Chief Counsel's Office

cc: Barbara T. Heussler